Mail Stop 4561

August 28, 2009

Mr. Ronald Raup
Chief Executive Officer
MakeMusic, Inc.
7615 Golden Triangle Drive, Suite M
Eden Prairie, MN  55344-3848

> **Re:    MakeMusic, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 11, 2009**
> **File No. 000-26192**

Dear Mr. Raup:

We have reviewed your response letter dated August 11, 2009 in connection with the above-referenced filings and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 29, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.    We note that your response letter was signed by your outside legal representative. The representations requested in the closing of our letter dated July 29, 2009 must be signed by the company's management.  Please provide all three acknowledgements in the form previously requested.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 29

2.      We have reviewed your response to our prior comment number 1 indicating that
        the free upgrades are accounted for as returns under SFAS 48.  It remains unclear
        to us how you determined that you do not have upgrade arrangements under SOP
        97-2.  Explain in reasonable detail why your business practice of providing free
        upgrades for a software product purchased within 30 days prior to the launch of a
        new version is not accounted for as an upgrade right, as well as why it is not
        considered an implicitly specified right.  Refer to paragraph 36 of SOP 97-2.  Tell
        us the amount of revenue recognized in each of the interim and annual periods
        presented that is related to units sold within the replacement window prior to the
        release of new versions that has not been deferred based on your experience
        factor.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and capital resources, page 15

3.      We note your statement on page 16 that you believe that you currently have
        sufficient cash to finance operations for the foreseeable future.  Generally, short-
        term liquidity and short-term capital resources cover cash needs up to 12 months
        into the future.  Tell us how you considered disclosing a specific time period that
        you will have sufficient cash to finance operations.  Refer to FRC 501.03(a) and
        Section IV of Interpretive Release 33-8350.

                                    * * * * * * *


        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review.  Please furnish a cover letter that keys your response to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,


Stephen Krikorian
Accounting Branch Chief